Exhibit 99.1

Company Contact:	Investor Relations Contact:
Cat Zhang, Investor Relations Manager	Ed Job, Account Manager
China GrenTech Corp Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (86) 1381-699-7314 (Shanghai)
E-mail: investor@powercn.com	E-mail: ed.job@ccgir.com
Kristin Knies, Senior Market Intelligence Executive
Tel: +1-646-833-3401 (New York)
E-mail: kristin.knies@ccgir.com
China GrenTech Corporation Limited Announces
Third Quarter 2010 Financial Results
SHENZHEN, CHINA — November 10, 2010 — China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Financial Highlights
•	Total revenue was RMB396.9 million (US$59.3 million)(1)
     ♦ Revenue from wireless coverage products was RMB319.2 million (US$47.7 million)
     ♦ Revenue from RF products and services was RMB 77.7 million (US$11.6 million)
•	Gross profit was RMB103.8 million (US$15.5 million)
•	Operating income was RMB25.3 million (US$3.8 million)
•	Net income attributable to the equity shareholders of GrenTech was RMB12.9 million (US$1.9 million)
•	Basic and diluted earnings per ADS were RMB0.55 (US$0.08) and RMB0.54 (US$0.08), respectively(2)
The following table sets forth certain unaudited consolidated statements of operations data for the three-month periods ended September 30, 2008, 2009 and 2010:

	Three months ended Sep.30,			2010 Growth Rate %
	2008	2009	2010	Against	Against
	(RMB’000)	(RMB’000)	(RMB’000)	2008	2009
Revenue	212,478	394,852	396,900	86.8%	0.5%
Gross Profit	62,843	105,211	103,750	65.1%	(1.4%)
Operating Income	2,709	29,793	25,338	835.3%	(15.0%)
Net (Loss)/Income	(8,432)	20,133	12,900	—	(35.9%)

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on September 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.6905. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2010.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

“We are pleased to announce results for the quarter in line with our guidance and expectation. We are also very excited that in the third quarter, revenue from China Mobile increased significantly compared to prior quarters this year. Our positive results this quarter were driven in large part by new products, including digital and broadband access products, as well as integration services,” commented Mr. Yingjie Gao, GrenTech’s Chairman and Chief Executive Officer. “We are also very proud to announce that we successfully operated as an exclusive wireless local area network (“WLan”) supplier for China Mobile in the Shanghai World Expo, which lasted for over 180 days. We have received strong and positive feedback from World Expo and China Mobile, for the quality of our network and professional support team, which we believe demonstrates GrenTech’s leading technology and strong competitive advantages.”
“Recently, the Company has won a China Broadcasting Corporation bid to supply equipment and services for the China Mobile Multimedia Broadcasting (“CMMB”) project. We are encouraged by our success in this bid and we view it as an important milestone in our plan to diversify and expand our business by leveraging our RF technology expertise to develop new business opportunities and grow our customer base,” added Mr. Gao.
“In addition to expanding our business into new related market opportunities, we also expect to see growth from our core wireless coverage business as telecommunication operators in China continue to invest in their 2G and 3G networks to expand and improve coverage. We plan to take advantage of these opportunities by leveraging our technology and our brand recognition to deliver positive results for our shareholders.” concluded Mr. Gao.
Third Quarter 2010 Financial Results
Revenue
Total revenue for the third quarter was RMB396.9 million (US$59.3 million), representing a RMB2.0 million, a slight increase compared to the same period last year. The year-over-year increase in revenue was primarily due to the increased revenue of RMB93.8 million generated from China Mobile in the third quarter. Revenue from wireless coverage products and services was RMB319.2 million (US$47.7million) compared to RMB309.3 million in the third quarter of 2009. Revenue from base station RF products was RMB77.7 million (US$11.6 million), compared to RMB85.6 million in the same period of last year. The decrease in RF products revenue was mainly due to a decline in domestic investment in telecommunication base station compared with the prior year, as well as the recent Indian government policy to restrict imports of wireless telecommunication equipment from China.

	Three Months Ended Sep. 30,
	2009	2010
	Revenues	Revenues	Revenues	% of Total
	(RMB ’000)	(RMB ’000)	(USD ’000)	Revenues
Wireless Coverage Products and Services
China Unicom	160,988	85,486	12,777	21.5%
China Mobile	86,593	180,348	26,956	45.4%
China Telecom	52,095	37,971	5,675	9.6%
Overseas	5,657	3,953	591	1.0%
Non-operators	3,933	11,444	1,710	2.9%
Subtotal	309,266	319,202	47,709	80.4%
Base Station RF Products
OEMs	85,586	77,698	11,614	19.6%
Total	394,852	396,900	59,323	100.0%

Cost of Revenue
Cost of revenue in the third quarter of 2010 increased by RMB3.5 million (US$0.5 million), or 1.2%, year-over-year to RMB293.2 million (US$43.8 million), broadly in line with the increase in revenue.
Gross Profit and Gross Margin
Gross profit decreased by 1.4% to RMB103.8 million (US$15.5 million) from RMB105.2 million in the same period last year. Gross margin was 26.1% in the third quarter of 2010 compared to 26.6% in the same period last year. The decrease in margin was due to intense market competition that was partially offset by the successful introduction of higher margin new products and integrated services, which improved the overall mix.
Other Revenue
Other revenue increased by 295.9% from RMB1.3 million in the third quarter of 2009 to RMB5.0 million (US$0.7million) in the same period in 2010 as the Company leased additional space at its headquarters to third parties.
Operating Expense / Income
Operating expenses increased by 8.7% to RMB83.4 million (US$12.5 million) in the third quarter of 2010 from RMB76.7 million in the same period last year.
Research and development expenses increased by 34.8% to RMB22.2 million (US$3.3 million) from RMB16.5 million in the same period of last year, due to increased salaries of R&D employees as well as increased investment in R&D projects relative to the same period last year. This is in line with the Company’s increased efforts to develop new products to enhance its competitive advantages and position the business for future growth.
Sales and distribution expenses declined by 7.2% year-over-year to RMB40.1 million (US$6.0 million) from RMB43.2 million as a result of effective cost control and improved distribution efficiency.
General and administrative expenses increased by 24.1% to RMB21.1 million (US$3.2 million) from RMB17.0 million in the same period last year, which is due to the increased salaries of employees and increased expenses in overhead expenses.
Operating income was RMB25.3 million (US$3.8 million) compared to RMB29.8 million in the same period last year.
Other Expense / Income
Other expense in the third quarter of 2010 totaled RMB10.4 million (US$1.6 million), up from RMB3.9 million in the same period of last year.
Interest income totaled RMB4.1 million (US$0.6 million), compared to RMB6.7 million in the third quarter 2009.
Interest expense was RMB14.5 million (US$2.2 million), compared to RMB14.7 million in the comparable period of last year.
Income tax expenses totaled RMB2.5 million (US$0.4 million), compared to RMB5.8 million in the same period of last year.

Earnings and EPS
Net income for the third quarter of 2010 was RMB12.9 million (US$1.9 million) compared to a net income of RMB20.1 million in the same period of last year. Basic and diluted earnings per common share were RMB0.02 (US$0.003) and RMB0.02 (US$0.003), respectively, while basic and diluted earnings per ADS were RMB0.55 (US$0.08) and RMB0.54 (US$0.08), respectively.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB372.3 million (US$55.6 million), or 65.0%, to RMB200.2 million (US$29.9 million) as of September 30, 2010, from RMB572.5 million as of December 31, 2009. The decrease was mainly attributable to working capital outflows due to an increase in raw material procurement and increased operating expenses, as well as further investments in research and development and production facilities.
Total accounts receivable (comprising accounts receivable, net and long-term accounts receivable) increased by RMB119.0 million (US$17.8 million), or 8.9%, to RMB1,463.4 million (US$218.7 million) as of September 30, 2010, from RMB1,344.3 million as of December 31, 2009.
Inventories increased by RMB65.1 million (US$9.7 million), or 8.4%, to RMB836.3 million (US$125.0 million) as of September 30, 2010 from RMB771.2 million as of December 31, 2009. The increase in inventories is primarily related to the Company’s anticipation for stronger sales in the fourth quarter of 2010.
Total assets decreased by RMB108.6 million (US$16.2 million), or 3.3%, to RMB3,228.8 million (US$482.6 million) as of September 30, 2010 from RMB3,337.3 million as of December 31, 2009.
Current liabilities decreased by RMB78.8 million (US11.8 million), or 4.5%, to RMB1,677.0 million (US$250.7 million) as of September 30, 2010 from RMB1,755.8 million as of December 31, 2009.
Total liabilities decreased by RMB98.9 million (US$14.8 million), or 5.3%, to RMB1,771.6 million (US$264.8 million) as of September 30, 2010 from RMB1,870.5 million as of December 31, 2009.
Business Outlook
As the annual tenders by the major telecommunication operators are drawing to a close, the Company has achieved good results for its wireless coverage segment, which will have a positive impact on its fourth quarter financial performance. In addition, the Company also anticipates an improvement in the RF products segment driven by easing of Indian import restrictions as well as our launch of a RF subsystem for sale directly to telecommunication operators.
Looking ahead, management is focused on developing and launching new products to grow the business expand the customer base and improve profitability. In this respect, the successful China Mobile Multimedia Broadcasting (“CMMB”) project bid win is an important milestone for the Company as it expands its customer base and addressable market and positions the Company for future growth.
The Company will also continue to explore opportunities to optimize its operations, business structure as well as product mix to achieve steady growth in business and profitability.

Guidance for Fourth Quarter 2010
For the fourth quarter of 2010, GrenTech forecasts that its revenue will be in the range of RMB720 million to RMB870 million.
Recent Developments
Subsequent to the end of the third quarter of 2010, GrenTech won a China Broadcasting Corporation bid to supply equipment and integrated services for the CMMB project. The Company won bids in all of the 7 bid sections, with each bid section representing a category of products such as indoor and outdoor low-power transmitter, indoor antenna, passive components, and integrated services, among others. As is customary in the bidding process in GrenTech’s industry in China, the Company will now engage in contract negotiations with China Broadcasting Corporation at the provincial level to define the scope and value of potential projects. As a result of the need to negotiate contracts at the provincial level, the Company is not able to provide an estimate of the revenue opportunity associated with China Broadcasting Corporation. GrenTech management believes, however, that this is an important milestone for the Company and anticipates China Broadcasting Corporation has the potential to become a significant customer in the quarters ahead, thus helping the Company diversify its customer base, grow revenue and protect margins.
Other Announcements
The Company also announced today the appointment of Dr. Jing Fang as a director of the Company. Dr. Fang replaces Kunjie Zhuang, who resigned for personal reasons, effective October 29, 2010. The appointment was approved by the shareholders at the Company’s annual general meeting of shareholders held on October 29, 2010 (the “2010 AGM”).
In addition, the Company announced the appointment of PricewaterhouseCoopers (“PwC”) as the Company’s independent auditor for the fiscal year ending December 31, 2010. PwC replaces the Company’s previous independent auditor, KPMG. The appointment of PwC in replacement of KPMG was previously approved by the Company’s Audit Committee and was ratified by the shareholders at the Company’s 2010 AGM.
Conference Call
The Company will host a conference call at 8:00 a.m. ET or 9:00 pm Beijing/Hong Kong time on November 11, 2010, to discuss the results for the third quarter 2010. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 866 804 6925. International callers should dial +1 857 350 1671. When prompted by the operator, mention conference pass code GRENTECHCALL.
If you are unable to participate in the call at this time, a replay will be available for 7 days starting on November 11, 2010. To access the replay, please dial +1 888 286 8010, international callers dial +1 617 801 6888, and enter the pass code 41193327. A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.grentech.cn/en/Earnings_Announcements.asp

About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators; uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control (including the possible imposition of import restrictions in the Company’s export markets); risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; uncertainty as to the Company’s ability to convert the China Broadcasting Corporation bid wins into revenue generating contracts; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
FINANCIAL TABLES FOLLOW

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(RMB and US$ expressed in thousands)

	December 31,	September 30,	September 30,
	2009	2010	2010
	RMB	RMB	US$
Assets
Cash and cash equivalents	469,454	122,329	18,284
Pledged time deposits	103,035	77,874	11,639
Accounts receivable, net	892,149	1,009,811	150,932
Inventories	771,236	836,295	124,997
Other current assets	116,793	200,551	29,975

Total current assets	2,352,667	2,246,860	335,827
Long-term accounts receivable	452,191	453,567	67,792
Other non-current assets	532,489	528,338	78,970

Total assets	3,337,347	3,228,765	482,589

Liabilities and equity
Short-term bank loans	613,378	639,145	95,530
Other current liabilities	1,142,441	1,037,849	155,124

Total current liabilities	1,755,819	1,676,994	250,654
Long-term debt	110,000	90,000	13,452
Other non-current liabilities	4,679	4,618	690

Total liabilities	1,870,498	1,771,612	264,796
Non-controlling interests	4,340	6,832	1,021
Total equity attributable to the company	1,462,509	1,450,321	216,772

Total liabilities and equity	3,337,347	3,228,765	482,589

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands except share and per share data)

	For Three Months Ended September 30,			For Nine Months Ended September 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Revenues	394,852	396,900	59,323	1,103,359	926,677	138,506
Cost of revenues	(289,641)	(293,150)	(43,816)	(819,146)	(691,916)	(103,418)

Gross profit	105,211	103,750	15,507	284,213	234,761	35,088
Other revenue	1,255	4,968	743	1,680	12,500	1,868
Operating expenses:
Research and development costs	(16,485)	(22,218)	(3,321)	(42,375)	(56,564)	(8,454)
Sales and distribution expenses	(43,199)	(40,078)	(5,990)	(121,619)	(107,583)	(16,080)
General and administrative expenses	(16,989)	(21,084)	(3,151)	(51,502)	(59,878)	(8,950)

Total operating expenses	(76,673)	(83,380)	(12,462)	(215,496)	(224,025)	(33,484)

Operating income	29,793	25,338	3,788	70,397	23,236	3,472
Other income/(expense):
Interest income	6,749	4,108	614	24,757	12,836	1,919
Interest expense	(14,708)	(14,531)	(2,172)	(43,251)	(42,590)	(6,366)
Foreign currency exchange gain/(loss)	329	40	6	(373)	(456)	(68)
Grant income	3,736	—	—	5,402	2,100	314

Total other expense	(3,894)	(10,383)	(1,552)	(13,465)	(28,110)	(4,201)

Income/(Loss) before income tax expense	25,899	14,955	2,236	56,932	(4,874)	(729)
Income tax expense	(5,772)	(2,529)	(378)	(17,185)	(393)	(59)

Net income/(Loss)	20,127	12,426	1,858	39,747	(5,267)	(788)
Net Loss attributable to non-controlling interests	6	474	71	—	509	76

Net income/(Loss) attributable to equity shareholders of the company	20,133	12,900	1,929	39,747	(4,758)	(712)

Earnings/(Loss) per share attributale to the equity shareholder of GrenTech:
— Basic	0.03	0.02	0.003	0.07	(0.01)	(0.001)

— Diluted	0.03	0.02	0.003	0.07	(0.01)	(0.001)

Weighted average number of ordinary shares outstanding:
— Basic	590,925,175	582,387,825	582,387,825	597,336,603	585,815,792	585,815,792

— Diluted	595,914,409	592,022,210	592,022,210	604,801,037	585,815,792	585,815,792

Note:	Each ADS represents 25 of the Company’s ordinary shares

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(RMB and US$ expressed in thousands)

	For Nine Months Ended September 30,
	2009	2010	2010
	RMB	RMB	US$
Net cash used in operating activities	(279,526)	(321,779)	(48,095)
Net cash used in investing activities	(18,374)	(14,581)	(2,179)
Net cash provided by/(used in) financing activities	53,930	(10,309)	(1,541)
Effect of exchange rate changes on cash	(374)	(456)	(68)

Net decrease in cash and cash equivalents	(244,344)	(347,125)	(51,883)